LOCKE LIDDELL & SAPP llp
Attorneys & Counselors

2200 Ross Avenue		(214) 740-8000
Suite 2200		Fax: (214) 740-8800
Dallas, Texas 75201-6776	Austin • Dallas • Houston •New Orleans •Washington, D.C.	www.lockeliddell.com
February 24, 2006
Ms. Elaine Wolff
Legal Branch Chief
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re:	Landwin REIT, Inc.
File no. 333-129534
Dear Ms. Wolff:
     Landwin REIT, Inc. (the “Company”) is in receipt of your letter dated February 23, 2006. In response to your comments, the Company hereby provides the following information.
     The total fees for formation services are $5 million. In the Company’s original filing on Form S-11 on November 7, 2005, the Company stated that each of Sylvia, Inc. and SmithDennison Capital, LLC would be paid a fee of $2,500,000, resulting in a total fee of $5,000,000 (See “Use of Proceeds”). The same information was set forth in Amendment No. 1 to Form S-11 dated December 22, 2005 (See “Use of Proceeds”). Afterwards, we advised our client that based on our firm’s experience in representing public and private REITs, the database fee, together with the formation fee (an aggregate of $10 million), should be reevaluated We advised our client that if the offering were to have been registered under state blue sky laws, the amount of fees as compared to deal size, would have exceeded guidelines. Even though the Company’s offering will not be sold via a broker-dealer network, which would have required blue sky registration, our clients notified us of their election to adjust fees such that total fees would come within blue sky guidelines. The reduction in the formation fee was then disclosed in Amendment No. 2 to Form S-11 filed with the Commission on January 26, 2006 (See “Use of Proceeds”). Afterwards, in response to the Commission’s comments regarding whether or not the database owners are broker-dealers, the database owners agreed to waive their database license fee and that neither Mr. Dennison nor Mr. Landis would be speakers at the residential real estate classes they teach for the members of their database. With the elimination of the $5 million dollar database license fee, the Company determined that the formation fee could be restored to its original amount and still result in total fees being well within blue sky guidelines. Therefore, our client notified us of their election to return the formation fee to its original amount as was disclosed in the Company’s first two filings with the Commission. No additional services are being required of Sylvia, Inc. and SmithDennison Capital, LLC, but rather, they are simply being paid the fee they were originally promised for performing the formation services.
     The Company hereby advises the Commission that there are no arrangements, agreements or understandings, formal or informal, between or among Sylvia, Inc., SmithDennison Capital, LLC, the Company, Martin Landis, Sean Dennison, the Advisor or any members of the Advisor, to compensate, directly or indirectly, now or in the future, the database owners for the Company’s use of the database.
     If you have any further questions or comments, please do not hesitate to contact the undersigned at (214) 740-8515.

Sincerely,

/s/ Gina E. Betts
Gina E. Betts

cc:	David Roberts
Martin Landis
Sean Dennison